





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41598 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. INVESTMENTS, INC. DBA STARK MUNICIPAL BROKERS

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MARIN STREET SUITE 416
(No. and Street)

| THOUSAND OAKS | CA | 91360 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN STARK 818-735-9860
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARBER HASS HURLEY LLP
(Name – *if individual, state last, first, middle name*)

| 9301 OAKDALE AVENUE, SUITE 230 | CHATSWORTH | CA | 91311 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __STEPHEN STARK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __I.E. INVESTMENTS, INC. DBA STARK MUNICIPAL BROKERS__ , as of __DECEMBER 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

__CHIEF FINANCIAL OFFICER__
Title

_____
Notary Public

ANDREW JACK KAHRS
COMM. #2235527
NOTARY PUBLIC – CALIFORNIA
VENTURA COUNTY
My Commission Exp. April 20, 2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Farber Hass Hurley LLP

*Certified Public Accountants*

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
I.E. Investments, Inc. dba Stark Municipal Brokers

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly in all material respects, the financial position of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. Our responsibility is to express an opinion on I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to I.E. Investments, Inc. dba Stark Municipal Brokers in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant To SEC Rule 15c3-1, Schedule II, Computation For Determination Of Reserve Requirements Pursuant To SEC Rule 15c3-3, and Schedule III, Information Relating To The Possession and Control Requirements Under SEC Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements. The supplemental information is the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

We have served as I.E. Investments, Inc. dba Stark Municipal Brokers' auditor since 2015.
Chatsworth, California
February 27, 2020



**Farber Hass Hurley LLP**

*Certified Public Accountants*

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
I.E. Investments, Inc. dba Stark Municipal Brokers

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) I.E. Investments, Inc. dba Stark Municipal Brokers identified the following provisions of 17 C.F.R. §15c3-3(k) under which I.E. Investments, Inc. dba Stark Municipal Brokers claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) I.E. Investments, Inc. dba Stark Municipal Brokers stated that I.E. Investments, Inc. dba Stark Municipal Brokers met the identified exemption provisions throughout the year ending December 31, 2019 without exception. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence I.E. Investments, Inc. dba Stark Municipal Brokers' management compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
February 27, 2020



**Farber Hass Hurley LLP**

*Certified Public Accountants*

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
I.E. Investments, Inc. dba Stark Municipal Brokers

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by I.E. Investments, Inc. dba Stark Municipal Brokers and the SIPC, solely to assist you and SIPC in evaluating I.E. Investments, Inc. dba Stark Municipal Brokers' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for its Form SIPC 7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no material differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
February 27, 2020

# I.E. INVESTMENTS, INC.
# dba STARK MUNICIPAL BROKERS

**FINANCIAL STATEMENTS**

**YEAR ENDED DECEMBER 31, 2019**

# I.E. INVESTMENTS, INC.
## dba STARK MUNICIPAL BROKERS

### STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2019

#### Assets

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 31,494 |
| Deposits with clearing organization | | 56,445 |
| Receivables, clearing organization | | 3,333 |
| Receivables, officers | | 28 |
| Prepaid expenses and other assets | | 39,231 |
| Securities owned, at market value | | 225,739 |
| Right of use assets - operating leases | | 209,704 |
| Deferred taxes | | 4,775 |
| **Total Assets** | $ | 570,749 |

#### Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---:|
| Payables, clearing organization | $ | 2,037 |
| Accounts payable | | 24,781 |
| Income taxes payable | | 10,590 |
| Operating lease liabilities | | 224,342 |
| **Total Liabilities** | | 261,750 |

**Stockholders' Equity**

| | |
|---|---:|
| Common stock, $100 stated value, 100,000 shares authorized, | |
| 1,700 shares issued and outstanding | 170,000 |
| Retained earnings | 138,999 |
| **Total Stockholders' Equity** | 308,999 |
| | |
| **Total Liabilities and Stockholders' Equity** | $ 570,749 |

*The accompanying notes are an integral part of these financial statements*

# I.E. INVESTMENTS, INC.
## dba STARK MUNICIPAL BROKERS

### STATEMENT OF OPERATIONS

### YEAR ENDED DECEMBER 31, 2019

| | |
|---|---:|
| **Revenues** | |
| Commissions | $ 1,831,001 |
| **Total Revenues** | 1,831,001 |
| | |
| **Operating Expenses** | |
| Employee costs and benefits | 1,267,691 |
| Information, technology and communication | 198,286 |
| Travel and promotion | 119,757 |
| Clearing, trading and exchange fees | 58,707 |
| Occupancy | 47,913 |
| Professional fees | 24,421 |
| Other expenses | 78,437 |
| **Total Operating Expenses** | 1,795,212 |
| | |
| **Income from Operations** | 35,789 |
| | |
| **Other Income (Expenses)** | |
| Interest income | 3,655 |
| Unrealized investment gains (losses) | (2,000) |
| **Total Other Income (Expenses)** | 1,655 |
| | |
| **Net Income Before Income Taxes** | 37,444 |
| | |
| **Provision for Income Taxes** | 25,086 |
| | |
| **Net Income** | $ 12,358 |

*The accompanying notes are an integral part of these financial statements*

# I.E. INVESTMENTS, INC.
## dba STARK MUNICIPAL BROKERS

### STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

### YEAR ENDED DECEMBER 31, 2019

| | Common Stock | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|
| **Balance - Beginning** | $ 170,000 | $ 126,641 | $ 296,641 |
| Net Income | -- | 12,358 | 12,358 |
| **Balance - Ending** | $ 170,000 | $ 138,999 | $ 308,999 |

*The accompanying notes are an integral part of these financial statements*

# I.E. INVESTMENTS, INC.
## dba STARK MUNICIPAL BROKERS

### STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2019

**Cash Flow from Operating Activities:**

| | | |
|---|---:|---:|
| Net income | $ | 12,358 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Deposits with clearing organization | | (398) |
| Receivables, clearing organization | | 4,001 |
| Receivables, officers | | (28) |
| Prepaid expenses and other assets | | (20,070) |
| Prepaid income taxes | | 21,048 |
| Securities owned, at market value | | (3,079) |
| Right of use assets - operating leases | | (209,704) |
| Deferred taxes | | 11,631 |
| Payables, clearing organization | | (1,491) |
| Accounts payable | | (27,136) |
| Accrued expenses | | (8,283) |
| Income taxes payable | | 10,590 |
| Operating lease liabilities | | 224,342 |
| **Net Cash from Operating Activities** | | 13,781 |
| | | |
| **Cash and Cash Equivalents - Beginning of Year** | | 17,713 |
| **Cash and Cash Equivalemts -  End of Year** | $ | 31,494 |

**Supplemental Disclosures of Cash Flow Information:**

| | | |
|---|---:|---:|
| Income taxes paid (recovered) | $ | (18,183) |
| Interest expense paid | $ | 1,548 |

*The accompanying notes are an integral part of these financial statements*

## Note 1- General and Summary of Significant Accounting Policies

*General*

I.E. Investments, Inc. dba Stark Municipal Brokers (the "Company") was incorporated in the state of California on June 7, 1989. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") under the Securities and exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. The majority of its income comes as an agent for principals in the buying and selling of municipal bonds.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as currency, demand deposits, and highly liquid investments, with original maturity of less than three months that are not held for sale in the ordinary course of business.

Property, Plant and Equipment

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purpose on straight-line basis using the modified accelerated depreciation system. For the year ended December 31, 2019, no depreciation has been recorded as the Company's property, plant, and equipment have been fully depreciated.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective January 1, 2019 using the cumulative-effect adjustment transition method, which applies the provisions of the standard at the effective date without adjusting the comparative periods presented. The Company also adopted the package of transition practical expedients for expired or existing contracts and elected the carry forward of historical lease classifications and elected the short-term lease accounting policy allowing lessees to not recognize right of use assets and liabilities for leases with a term of 12 months or less.

## Note 1 - General and Summary of Significant Accounting Policies (Continued)

*Summary of Significant Accounting Policies (Continued)*

New Accounting Pronouncements (Continued)

Adoption of this standard resulted in the recognition of right of use assets for operating leases of $225,767, corresponding operating lease liabilities of $234,050, and elimination of the previously recorded accrued expense liability for deferred rent of $8,283 on the statement of financial condition as of January 1, 2019. The standard did not materially impact operating results or net capital. Disclosures related to the amount and timing of cash flows for lease liabilities are included in Note 7.

Income Taxes

The Company is a C Corporation for Federal income and states of California and New Jersey franchise tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in the FASB Accounting Standards Codification ("ASC")740, *Income Taxes.*

Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Commissions

The Company buys and sells municipal securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's only commission revenue is from buying and selling municipal securities; therefore, no disaggregation of revenue has been provided.

## Note 1 - General and Summary of Significant Accounting Policies (Continued)

*Summary of Significant Accounting Policies (Continued)*

Investments

Marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting period. Actual results could differ from those estimated.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of this report which is the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have impact on its financial statement.

## Note 2 - Deposit with Clearing Organization

The Company, under SEC Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of SEC Rule 15c3-3. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rule 17a-3 and 17a-4 of the Securities and Exchange Act of 1934. The clearing Broker has custody of the certain cash balance maintained by the Company, which serve as collateral for any amounts due to the clearing broker. The balance at December 31, 2019 was $56,445.

## Note 3 - Receivables from and Payables to Clearing Organization

The Company recognizes revenue at trade date. This complies with the Municipal Securities Rulemaking Board. In accordance with FASB ASC 940-20-45-3, the Company recorded the net Receivables for unsettles trades in the amount of $3,333 as of December 31, 2019. The Company confirmed that all the unsettled trades cleared at the recorded amounts. No allowance for uncollectable is warranted.

## Note 4 - Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy under FASB ASC 820 are as follows:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2    Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in active markets;
- input other than quoted prices that are observable for asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

## Note 4 - Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value:

Money market funds: Valued at the closing price reported in the active market in which the individual instruments are traded.

Treasury bills: Valued at the closing price reported in the active market in which the individual instruments are traded.

Investment in limited liability company: Non-marketable investment in a limited liability partnership valued at fair value under FASB ASU 2016-01 which is expected to be zero.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2019:

| Assets | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Money market funds | $ 225,739 | $ 225,739 | $ -- | $ -- |
| Investment in LLC | -- | -- | -- | 0 |
| Total Value of Securities | $ 225,739 | $ 225,739 | $ -- | $ -- |

| Liabilities | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Total | $ -- | $ -- | $ -- | $ -- |

Level 1 fair value measurement values are based on the closing unadjusted quoted values on the Company's account statement at December 31, 2019.

There was $(2,000) in investment losses from securities owned, at market value, for the year ended December 31, 2019 (see Note 5).

## Note 5 - Investments, Other

The Company invested in a limited liability company, Municipal Bond Information Services, LLC ("MBIS"). As of December 31, 2019, the Company has contributed a total of $122,000. The Company is a limited partner in this investment and is not exposed to losses in excess of their investment. The investment is valued at fair value which is expected to be zero. The investment was valued at zero as of December 31, 2018, there were no profit distributions, and MBIS called for capital contributions from its partners during the year ending December 31, 2019 to cover expenses. The Company made a $2,000 capital contribution for the year ended December 31, 2019 and net investment losses from this investment, at market value, for the year ended December 31, 2019 was ($2,000).

## Note 6 - Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The current and deferred portion of the income tax expense included in the statement of operations for the year ended December 31, 2019 is as follows:

|  | Current | Deferred | Total |
|---|---|---|---|
| Federal tax expense | $ 6,716 | $ 8,725 | $ 15,441 |
| State tax expense | 6,739 | 2,906 | 9,645 |
| Total income tax expense | $ 13,455 | $ 11,631 | $ 25,086 |

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2019 are:

| Deferred tax assets (liabilities): | |
|---|---|
| Operating lease amortization | $ 4,294 |
| Unrealized gains and losses | 409 |
| Donations carryover | 72 |
| Total | $ 4,775 |

Management regularly evaluates the likelihood of realizing the benefit for income tax position taken by the Company in various federal and state filings by considering all relevant facts, circumstances, and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2019.

The Company files Federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2019.

## Note 7 – Commitments

Operating Leases

Operating leases are included in the right-of-use lease assets – operating leases and operating lease liabilities on the statement of financial condition. These assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company is obligated under a sixty-four-month agreement dated August 10, 2018 that commenced on November 1, 2018 for its office space in Thousand Oaks, CA. Lease expense for the Thousand Oaks office space was $47,913 for year ended December 31, 2019 and is reported on the Statement of Operations, under Operating Expenses, Occupancy. The discount rate used to compute the lease liability and ROU asset at the commencement date of the lease is 10.42%, which is the implicit rate. The implicit rate was computed using current estimated market value data readily available to determine the current asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available. The lease contains a renewal option for five years. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments.

The Company is obligated under the terms of three non-concealable operating leases of automobiles. Lease expense for automobiles for the year ended December 31, 2019 was $30,127 and is reported on the Statement of Operations, under Operating Expenses, Travel and promotion. The discount rate used to compute the lease liabilities and ROU assets at the commencement date of the leases is the implicit rate in the leases, computed using current and residual asset values stated in the leases and the lease costs to compute the implicit rate. The implicit rates in the three automobile leases are 3.39%, 1.36% and 2.29%.

The total of the commitments over the remaining non-concealable terms as follows:

| Year ending December 31, | | |
|---|---|---|
| 2020 | $ | 75,193 |
| 2021 | | 67,397 |
| 2022 | | 58,717 |
| 2023 | | 56,470 |
| 2024 | | 9,646 |
| Total undiscounted lease payments | | 267,423 |
| Less: imputed interest | | 43,081 |
| Total operating lease liabilities | $ | 224,342 |

## Note 7 – Commitments (Continued)

<u>Operating Leases (Continued)</u>

Other information related to leases as of December 31, 2019 is as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from operating leases                $69,323

Supplemental non-cash investing and financing activities information:

Additions to ROU assets obtained from:
New operating lease liabilities                $44,095

Weighted average remaining operating lease term: 3.8 years

Weighted average discount rate for operating leases:8.95%

The Company leases various software under short term and month-to-month leases. Lease expense for short-term and month-to-month commitments was $169,354 for the year ended December 31, 2019 and is reported on the Statement of Operations, under Operating Expenses, Information, technology and communication. Short term and month-to-month leases are not included in the weighted averages listed above.

## Note 8 - Concentrations - Revenue

The Company received thirty six percent of its revenue from three customers. Fourteen percent of revenue was generated from one customer and eleven percent of revenue each came from two other customers. This concentration of revenue is material to the Company operations as a whole.

## Note 9 - Risk and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance, and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

## Note 10 - Related Parties

The related parties to the Company are stockholders Stephen Stark and Mary Ann Stark. Transactions with related parties are limited to the use of the Company credit card. Throughout the year certain officer's personal expenses are paid by the Company. The advances are due on demand and do not bear interest and are repaid annually. There was a balance due of $28 from the related parties for the year ended December 31, 2019 and is reported on the Statement of Financial Condition under Assets, Receivables, officers.

## Note 11 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee agreements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specific specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

## Note 12 - Net Capital Requirements

The Company is subject to Uniform Net Capital Rule pursuant to SEC Rule 15c3-1(a)(2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also, in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital as of December 31, 2019 was $258,447. This exceeded minimum net capital requirements by $108,447.

# I.E. INVESTMENTS, INC.
# dba STARK MUNICIPAL BROKERS

## SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
## PURSUANT TO SEC RULE 15c3-1

### AS OF DECEMBER 31, 2019

Computation of net capital

| | | | |
|---|---|---|---|
| Common stock | $ | 170,000 | |
| Retained earnings | | 138,999 | |
| | | | |
| Total stockholders' equity | | $ | 308,999 |
| | | | |
| Less: Non-allowable assets | | | |
| Receivables, officers | | 28 | |
| Prepaid expenses and other assets | | 39,231 | |
| Right of use assets - operating leases | | 2,003 | |
| Deferred taxes | | 4,775 | |
| | | | |
| Total non-allowable assets | | | 46,037 |
| | | | |
| Net capital before haircuts | | | 262,962 |
| | | | |
| Less: Haircuts on securities | | | |
| Haircuts on marketable securities | | 4,515 | |
| | | | |
| Total haircuts on securities | | | 4,515 |
| | | | |
| Net Capital | | | 258,447 |
| | | | |
| Aggregate indebtedness | | | |
| Total liabilities | $ | 261,750 | |
| Less: Operating lease liabilities to extent of ROU asset | | 207,702 | |
| Aggregate indebtedness | $ | 54,048 | |
| | | | |
| Computation of basic net capital requirement | | | |
| Minimum net capital requirement: | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 3,603 | |
| or minimum dollar net capital requirement | | 150,000 | |
| | | | |
| Net capital required (greater of above) | | | 150,000 |
| Excess net capital | | $ | 108,447 |

There is no difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2019.

*See report of independent registered public accounting firm*

# I.E. INVESTMENTS, INC.
## dba STARK MUNICIPAL BROKERS

**SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3**

**AS OF DECEMBER 31, 2019**

A computation of reserve requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

*See report of independent registered public accounting firm*

# I.E. INVESTMENTS, INC.
## dba STARK MUNICIPAL BROKERS

**SCHEDULE III-INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019**

Information relating to possession or control requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

*See report of independent registered public accounting firm*

# I.E. INVESTMENTS, INC.
## dba STARK MUNICIPAL BROKERS

**SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS**

**FOR THE YEAR ENDED DECEMBER 31, 2019**

|  | Amount |
|---|---|
| Total assessment | $ 2,671 |
| SIPC-6 general assessment Payment made on July 29, 2019 | (1,408) |
| SIPC-7 general assessment payment made on February 1, 2020 | (1,263) |
| Total assessment balance (overpayment carried forward) | $ - |

*See report of independent registered public accounting firm*

# STARK

### MUNICIPAL BROKERS

## EXEMPTION REPORT

I.E. Investments, Inc. dba Stark Municipal Brokers claims exemption under SEC Rule 15c3-3(k)(2)(ii),

which states that the provisions of this rule shall not be applicable to a broker or dealer "who, as an

introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis

with another clearing broker or dealer." The firm met the identified exemption provisions throughout

the most recent fiscal year ended December 31, 2019.



Stephen Stark
President / CEO

2/20/20
Date

515 Marin Street  ●  Suite 416  ●  Thousand Oaks, CA 91360  ●  818-735-9860